                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)(1)

                                BNS Holding, Inc.
                                -----------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    055961304
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2007
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 2 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,329,150
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,329,150
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,329,150
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    43.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 3 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,329,150
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,329,150
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,329,150
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    43.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 4 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,329,150
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,329,150
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,329,150
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    43.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 5 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 6 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 7 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JL HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 8 of 25 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 8 amends the
Schedule 13D as specifically set forth.

      Item 1 is hereby amended and restated as follows:

      This  statement  relates to shares of the Class A Common Stock,  par value
$0.01 per share (the "Shares"), of BNS Holding, Inc. (the "Issuer"). The address of the principal  executive offices of the Issuer is 61 East Main Street,  Suite
B, Los Gatos, California 95031.

      Item 3 is hereby amended and restated as follows:

            (a) The aggregate  purchase  price of the 1,329,150  Shares owned by
Steel Partners II is $8,817,298,  including  brokerage  commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

            (b) Jack Howard  beneficially  owns 2,600 Shares consisting of 2,000
Shares of restricted  stock awarded by the Issuer to Mr. Howard for his services as a director  of the Issuer and 600 Shares  owned by JL Howard.  The  aggregate purchase  price  of the 600  Shares  owned by JL  Howard  is  $3,580,  including brokerage commissions.  The Shares owned by JL Howard were acquired with working capital.

            (c) James  Henderson  beneficially  owns 2,000 Shares  consisting of restricted  stock  awarded by the Issuer to Mr.  Henderson for his services as a director of the Issuer.

      Item 5(a)-(c) is hereby amended and restated to read as follows:

            (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon  3,043,462  Shares  outstanding as reported by the Issuer to the Reporting  Persons.  All figures reported in this Schedule 13D reflect the Issuer's reverse/forward stock split effective August 13, 2007.

            As of the close of business on September 21, 2007, Steel Partners II beneficially  owned 1,329,150 Shares,  constituting  approximately  43.7% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,329,150  Shares owned by Steel Partners
II,  constituting  approximately  43.7% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,329,150  Shares owned by Steel Partners II,  constituting approximately 43.7% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,329,150  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            As of the close of  business  on  September  21,  2007,  Jack Howard beneficially  owned  2,600  Shares,  constituting  less  than  1% of the  Shares outstanding,  consisting  of 2,000  Shares of  restricted  stock  awarded by the
Issuer to Mr. Howard under the BNS Co. 1999 Equity Incentive Plan and 600 Shares

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 9 of 25 Pages
----------------------                                    ----------------------

owned by JL Howard.  Mr.  Howard has sole voting power with respect to the 2,000
Shares of restricted stock and sole voting and dispositive power with respect to the 600 Shares owned by JL Howard.

            As of the close of business on September 21, 2007,  James  Henderson beneficially  owned  2,000  Shares,  constituting  less  than  1% of the  Shares outstanding,  consisting  of  restricted  stock  awarded  by the  Issuer  to Mr.
Henderson under the BNS Co. 1999 Equity  Incentive Plan. Mr.  Henderson has sole voting power with respect to the 2,000 Shares of restricted stock.

      Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market, unless otherwise noted.

      Item 6 is hereby amended to add the following:

            On  September  18,  2007,  pursuant  to  Stock  Purchase  Agreements attached  hereto as Exhibits 5 and 6, Steel Partners II purchased  13,000 Shares and 10,000  Shares from Kenneth  Kermes and Howard  Fuguet,  respectively,  at a purchase  price of $13.00 per Share.  Mr.  Kermes is a current  director  of the
Issuer.

      Item 7 is hereby amended to add the following exhibits:

            5.    Stock  Purchase  Agreement by and between  Steel  Partners II,
                  L.P. and Kenneth Kermes, dated September 18, 2007.

            6.    Stock  Purchase  Agreement by and between  Steel  Partners II,
                  L.P. and Howard Fuguet, dated September 18, 2007.

            7.    Powers of Attorney.

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 10 of 25 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2007              STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By:  /s/ Warren G. Lichtenstein
                                             --------------------------
                                        Name:  Warren G. Lichtenstein
                                        Title: Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By:  /s/ Warren G. Lichtenstein
                                             --------------------------
                                        Name:  Warren G. Lichtenstein
                                        Title: Managing Member

                                        /s/ Warren G. Lichtenstein
                                        -------------------------------
                                        WARREN G. LICHTENSTEIN

                                        /s/ James R. Henderson
                                        -------------------------------
                                        JAMES R. HENDERSON

                                        /s/ Jack L. Howard
                                        -------------------------------
                                        JACK L. HOWARD

                                        JL HOWARD, INC.

                                        By: /s/ Jack L. Howard
                                            -------------------------------
                                        Name:  Jack L. Howard
                                        Title: President

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 11 of 25 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                        Date of
       Purchased                    Share($)                        Purchase
       ---------                    --------                        --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
       3,300                         12.9318                        09/17/07
       4,600                         12.7500                        09/18/07
      18,000(1)                      13.0000                        09/18/07
      10,000(2)                      13.0000                        09/18/07
       1,599                         13.2500                        09/20/07
      26,771                         13.4811                        09/21/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                               JAMES R. HENDERSON
                               ------------------
                                      None

                                 JACK L. HOWARD
                                 --------------
                                      None

                                 JL HOWARD, INC.
                                 ---------------
                                      None

-----------------------

(1)   Purchase made pursuant to a Stock Purchase  Agreement by and between Steel
Partners II, L.P. and Kenneth Kermes, dated September 18, 2007.

(2)   Purchase made pursuant to a Stock Purchase  Agreement by and between Steel
Partners II, L.P. and Howard Fuguet, dated September 18, 2007

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 12 of 25 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                            Page

1.    Joint Filing Agreement by and among Steel Partners            --
      II, L.P., Steel Partners, L.L.C. and Warren G.
      Lichtenstein, dated September 26, 2003 (previously
      filed).

2.    Letter from Steel Partners II, L.P. to the Board              --
      of Directors of BNS Co., dated February 10, 2004
      (previously filed).

3.    Joint Filing Agreement by and among Steel Partners            --
      II, L.P., Steel Partners, L.L.C., Warren G.
      Lichtenstein, James R. Henderson, Jack L. Howard
      and JL Howard, Inc., dated April 2, 2004
      (previously filed).

4.    Confirmatory Agreement by and between Steel                   --
      Partners II, L.P. and BNS Co. dated December 8,
      2004 (previously filed).

5.    Stock Purchase Agreement by and between Steel              13 to 17
      Partners II, L.P. and Kenneth Kermes, dated
      September 18, 2007.

6.    Stock Purchase Agreement by and between Steel              18 to 22
      Partners II, L.P. and Howard Fuguet, dated
      September 18, 2007.

7.    Powers of Attorney                                         23 to 25

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 13 of 25 Pages
----------------------                                    ----------------------

                            STOCK PURCHASE AGREEMENT

      STOCK PURCHASE  AGREEMENT,  made and entered into as of September 18, 2007
(the  "Agreement"),  by and between Steel Partners II, L.P., a Delaware  limited partnership (the "Purchaser"), and Kenneth Kermes (the "Seller").

                                   WITNESSETH:

      WHEREAS,  the Seller desires to sell to the  Purchaser,  and the Purchaser desires to purchase,  all upon the terms and subject to the conditions set forth in this Agreement,  18,000 shares of Common Stock, par value $.10 per share (the
"Shares"), of BNS Holding, Inc. (the "Company").

      NOW,  THEREFORE,  in  consideration  of the  premises  and  of the  mutual covenants and  agreements of the parties  herein  contained,  the parties hereby agree as follows:

            1. Sale of Stock.

                  1.1  The  Seller  hereby  sells,   and  the  Purchaser  hereby
purchases,  the Shares. The Seller hereby agrees to execute and deliver any such certificates, instruments or documents, and to do and perform such other further acts as shall be deemed necessary, in order to effect the transfer of the Shares pursuant to this Agreement.

                  1.2  The aggregate  purchase  price for the Shares is $234,000
(the "Purchase  Price"),  payable by certified  check or by wire transfer to the
Seller's  bank  account  concurrently  with the  execution  and delivery of this
Agreement.

            2. REPRESENTATIONS   AND  WARRANTIES  OF  THE  SELLER.   The  Seller
represents and warrants to the Purchaser as follows:

                  2.1  OWNERSHIP  OF SHARES.  The Shares are solely owned by the
Seller,  validly issued, fully paid and non-assessable and are free and clear of any items and all liens,  encumbrances,  claims,  charges  and  assessments  and
subject  to  no  options,   agreements,   or   restrictions   with   respect  to
transferability.

                  2.2  AUTHORIZATION.  The Seller has all requisite power, legal capacity and  authority to enter into this  Agreement  and to assume and perform its  obligations  hereunder.  This Agreement when duly executed and delivered by the Seller will constitute a legal,  valid and binding obligation of the Seller,
enforceable   against  it  in   accordance   with  its  terms,   except  as  the
enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

                  2.3  APPROVALS AND CONSENTS. No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Seller in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of the Seller in accordance with its terms.

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 14 of 25 Pages
----------------------                                    ----------------------

                  2.4  SOPHISTICATED PARTY. Seller (i) is a sophisticated seller with respect to the sale of the Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding  the sale of the  Shares,  and (iii)  has  independently  and  without reliance  upon  Purchaser,  and based on such  information  as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement and sell the Shares.

            3. REPRESENTATIONS  AND WARRANTIES OF THE  PURCHASER.  The Purchaser
represents and warrants to the Seller as follows:

                  3.1  AUTHORIZATION.  The Purchaser  has all  requisite  power, legal  capacity  and  authority to enter into this  Agreement  and to assume and perform  his  obligations  hereunder.  This  Agreement  when duly  executed  and delivered by the Purchaser will constitute a legal, valid and binding obligation of the Purchaser,  enforceable  against him in accordance with its terms, except
as  the  enforceability   thereof  may  be  limited  by  applicable  bankruptcy,
insolvency,   reorganization,   moratorium  or  other  similar  laws   affecting
creditors'  rights generally or by the principles  governing the availability of equitable remedies.

                  3.2  APPROVALS AND CONSENTS. No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Purchaser in order to  constitute  this  Agreement  as a valid,  binding  and  enforceable obligation of the Purchaser in accordance with its terms.

                  3.3  INVESTMENT. The Purchaser is acquiring the Shares for his own account as principal,  not as a nominee or agent,  for  investment  purposes only, and not with a view to, or for, resale,  distribution or fractionalization thereof  in whole  or in part and no other  person  or  entity  has a direct  or indirect  beneficial  interest in the Shares.  The  Purchaser  does not have any contract,  undertaking,  agreement or  arrangement  with any person or entity to sell, transfer or grant  participations to such person or entity or to any third person or entity with respect to any of the Shares.

                  3.4  EXEMPTION FROM REGISTRATION.  The Purchaser  acknowledges that the  offering  and sale of the Shares  (the  "Offering")  is intended to be exempt from  registration  under the  Securities  Act of 1933,  as amended  (the
"Securities  Act"),  by  virtue  of  Section  4(1)  of the  Securities  Act.  In furtherance thereof, the Purchaser acknowledges that:

                     (i) The Purchaser realizes that the basis for the exemption may not be present if,  notwithstanding any  representations  and/or warranties to the contrary  herein  contained,  the Purchaser has in mind merely acquiring the Shares for a fixed or determinable  period in the future,  or for a market rise, or for sale if the market does not rise;

                     (ii) The Purchaser  has the  financial  ability to bear the economic risk of his  investment,  has adequate  means for providing for his current needs and personal contingencies and has no need for liquidity with respect to his investment in the Company; and

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 15 of 25 Pages
----------------------                                    ----------------------

                     (iii) The  Purchaser has such  knowledge and  experience in financial,  and business  matters as to be capable of evaluating the merits and risks of an investment in the Shares.

                  3.5  TRANSFER  RESTRICTIONS.  The  Purchaser  will not sell or otherwise transfer the Shares without  registration under the Securities Act, or an exemption  therefrom,  and the Purchaser fully understands and agrees that he must bear the economic risk of his purchase  because,  among other reasons,  the
Shares have not been registered under the Securities Act or under the securities laws of any  state  and,  therefore,  cannot be  resold,  pledged,  assigned  or otherwise  disposed  of  unless  they  are  subsequently  registered  under  the
Securities  Act and under the  applicable  securities  laws of such  states,  or
unless  exemptions  from  such  registration   requirements  are  available.  In
particular,  the Purchaser is aware that the Shares are "restricted securities,"
as such term is defined in Rule 144 promulgated  under the Securities Act ("Rule
144"),  and  they  may  not be  sold  pursuant  to Rule  144  unless  all of the conditions of Rule 144 are met.

                  3.6  LEGEND.  The Purchaser  understands and acknowledges that any stock  certificate  that may represent any of the Shares shall bear a legend substantially  as follows until (i) such  securities  shall have been registered under the Securities Act and effectively  been disposed of in accordance with an effective registration  statement thereunder;  or (ii) in the opinion of counsel for the Company  such  securities  may be sold  without  registration  under the
Securities Act as well as any applicable "Blue Sky" or state securities laws:

            "THE  SECURITIES   EVIDENCED  BY  THIS  CERTIFICATE  HAVE  NOT  BEEN
            REGISTERED  PURSUANT TO THE  SECURITIES ACT OF 1933, AS AMENDED (THE
            "ACT"),  OR ANY STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE
            SOLD,  TRANSFERRED  OR  OTHERWISE  DISPOSED  OF UNLESS  THE SAME ARE
            REGISTERED  AND  QUALIFIED  IN  ACCORDANCE  WITH  THE  ACT  AND  ANY
            APPLICABLE  STATE  SECURITIES  LAWS,  OR IN THE  OPINION  OF COUNSEL
            REASONABLY   SATISFACTORY  TO  THE  COMPANY  SUCH  REGISTRATION  AND
            QUALIFICATION ARE NOT REQUIRED."

                  3.7  SOPHISTICATED  PARTY.  Purchaser  (i) is a  sophisticated purchaser  with  respect  to the  purchase  of the  Shares,  (ii)  has  adequate information  concerning  the business and financial  condition of the Company to make an informed  decision  regarding the purchase of the Shares,  and (iii) has independently and without reliance upon Seller, and based on such information as
Purchaser  has deemed  appropriate,  made its own analysis and decision to enter into this agreement and buy the Shares.  The Purchaser is capable of bearing the economic risks  associated with the purchase of the Shares and the Purchaser has been provided access to such information and documents  regarding the Company as are  necessary in order to make a fully  informed  decision on whether or not to purchase the Shares.

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 16 of 25 Pages
----------------------                                    ----------------------

            4. GENERAL PROVISIONS.

                  4.1 ENTIRE  AGREEMENT.  This  Agreement  shall  represent  the entire  understanding  among the  parties  hereto  pertaining  to the Shares and supersedes any previous agreement, whether written or oral.

                  4.2  ACKNOWLEDGMENTS  BY  SELLER.  Seller and  Purchaser  each acknowledge  that the  Company's  Common  Stock is listed on the Pink Sheets and that the Purchase  Price of the Shares may bear no relation to the future market value  or  book  value  of  the  Common  Stock.  Seller  and  Purchaser  further acknowledge  that they have reviewed the Company's Form 10-K for the fiscal year ended  October 31, 2006,  its Forms 10-Q for the quarter  ended January 31, 2007 and April 30, 2007 and the  Company's  quarterly  results for the quarter  ended
July 31, 2007 and that they have adequate information  concerning the Shares and the business and financial condition of the Company.

                  4.3  WAIVER.  Any  failure by the Seller or the  Purchaser  to enforce any rights hereunder shall not be deemed a waiver of such rights.

                  4.4  GOVERNING LAW. This  Agreement  shall be governed by, and construed in accordance  with,  the laws of the State of New York without giving effect to conflict of laws principles.

                  4.5  BINDING  EFFECT;  ASSIGNMENT.   This  Agreement  and  the
various rights and obligations  arising  hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their respective successors and assigns.

                  4.6  EXPENSES.  All costs and expenses  incurred in connection with this Agreement and the  transactions  contemplated  hereby shall be paid by the party incurring such costs and expenses.

                  4.7  HEADINGS.  The  headings  or captions  contained  in this
Agreement  are for  reference  purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  4.8  COUNTERPARTS.  This  Agreement  may be executed in two or more counterparts,  each of which shall be deemed an original,  but all of which taken together shall constitute one and the same instrument.

                           [SIGNATURE PAGE TO FOLLOW]

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 17 of 25 Pages
----------------------                                    ----------------------

            IN WITNESS  WHEREOF,  the parties  have caused this  Agreement to be executed as of the day and year first above written.

                                   PURCHASER:

                                   STEEL PARTNERS II, L.P.

                                   By:   STEEL PARTNERS, L.L.C.
                                         its General Partner

                                   By:   /s/ Warren Lichtenstein
                                         ---------------------------------------
                                   Name:   Warren Lichtenstein
                                   Title:  Managing Member

                                   SELLER:

                                   /s/ Kenneth Kermes
                                   ---------------------------------------------
                                   KENNETH KERMES

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 18 of 25 Pages
----------------------                                    ----------------------

                            STOCK PURCHASE AGREEMENT

      STOCK PURCHASE  AGREEMENT,  made and entered into as of September 18, 2007
(the  "Agreement"),  by and between Steel Partners II, L.P., a Delaware  limited partnership (the "Purchaser"), and Howard Fuguet (the "Seller").

                                   WITNESSETH:

      WHEREAS,  the Seller desires to sell to the  Purchaser,  and the Purchaser desires to purchase,  all upon the terms and subject to the conditions set forth in this Agreement,  10,000 shares of Common Stock, par value $.10 per share (the
"Shares"), of BNS Holding, Inc. (the "Company").

      NOW,  THEREFORE,  in  consideration  of the  premises  and  of the  mutual covenants and  agreements of the parties  herein  contained,  the parties hereby agree as follows:

            1. Sale of Stock.

                  1.1  The  Seller  hereby  sells,   and  the  Purchaser  hereby
purchases,  the Shares. The Seller hereby agrees to execute and deliver any such certificates, instruments or documents, and to do and perform such other further acts as shall be deemed necessary, in order to effect the transfer of the Shares pursuant to this Agreement.

                  1.2  The  aggregate  purchase  price for the Shares is $130,000
(the "Purchase  Price"),  payable by certified  check or by wire transfer to the
Seller's  bank  account  concurrently  with the  execution  and delivery of this
Agreement.

            2. REPRESENTATIONS   AND  WARRANTIES  OF  THE  SELLER.   The  Seller
represents and warrants to the Purchaser as follows:

                  2.1  OWNERSHIP  OF SHARES.  The Shares are solely owned by the
Seller,  validly issued, fully paid and non-assessable and are free and clear of any items and all liens,  encumbrances,  claims,  charges  and  assessments  and
subject  to  no  options,   agreements,   or   restrictions   with   respect  to
transferability.

                  2.2  AUTHORIZATION.  The Seller has all requisite power, legal capacity and  authority to enter into this  Agreement  and to assume and perform its  obligations  hereunder.  This Agreement when duly executed and delivered by the Seller will constitute a legal,  valid and binding obligation of the Seller,
enforceable   against  it  in   accordance   with  its  terms,   except  as  the
enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

                  2.3  APPROVALS AND CONSENTS. No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Seller in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of the Seller in accordance with its terms.

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 19 of 25 Pages
----------------------                                    ----------------------

                  2.4 SOPHISTICATED  PARTY. Seller (i) is a sophisticated seller with respect to the sale of the Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding  the sale of the  Shares,  and (iii)  has  independently  and  without reliance  upon  Purchaser,  and based on such  information  as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement and sell the Shares.

            3. REPRESENTATIONS  AND WARRANTIES OF THE  PURCHASER.  The Purchaser
represents and warrants to the Seller as follows:

                  3.1  AUTHORIZATION.  The Purchaser  has all  requisite  power, legal  capacity  and  authority to enter into this  Agreement  and to assume and perform  his  obligations  hereunder.  This  Agreement  when duly  executed  and delivered by the Purchaser will constitute a legal, valid and binding obligation of the Purchaser,  enforceable  against him in accordance with its terms, except
as  the  enforceability   thereof  may  be  limited  by  applicable  bankruptcy,
insolvency,   reorganization,   moratorium  or  other  similar  laws   affecting
creditors'  rights generally or by the principles  governing the availability of equitable remedies.

                  3.2  APPROVALS AND CONSENTS. No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Purchaser in order to  constitute  this  Agreement  as a valid,  binding  and  enforceable obligation of the Purchaser in accordance with its terms.

                  3.3  INVESTMENT. The Purchaser is acquiring the Shares for his own account as principal,  not as a nominee or agent,  for  investment  purposes only, and not with a view to, or for, resale,  distribution or fractionalization thereof  in whole  or in part and no other  person  or  entity  has a direct  or indirect  beneficial  interest in the Shares.  The  Purchaser  does not have any contract,  undertaking,  agreement or  arrangement  with any person or entity to sell, transfer or grant  participations to such person or entity or to any third person or entity with respect to any of the Shares.

                  3.4  EXEMPTION FROM REGISTRATION.  The Purchaser  acknowledges that the  offering  and sale of the Shares  (the  "Offering")  is intended to be exempt from  registration  under the  Securities  Act of 1933,  as amended  (the
"Securities  Act"),  by  virtue  of  Section  4(1)  of the  Securities  Act.  In furtherance thereof, the Purchaser acknowledges that:

                     (i) The Purchaser realizes that the basis for the exemption may not be present if,  notwithstanding any  representations  and/or warranties to the contrary  herein  contained,  the Purchaser has in mind merely acquiring the Shares for a fixed or determinable  period in the future,  or for a market rise, or for sale if the market does not rise;

                     (ii) The Purchaser  has the  financial  ability to bear the economic risk of his  investment,  has adequate  means for providing for his current needs and personal contingencies and has no need for liquidity with respect to his investment in the Company; and

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 20 of 25 Pages
----------------------                                    ----------------------

                     (iii) The  Purchaser has such  knowledge and  experience in financial,  and business  matters as to be capable of evaluating the merits and risks of an investment in the Shares.

                  3.5  TRANSFER  RESTRICTIONS.  The  Purchaser  will not sell or otherwise transfer the Shares without  registration under the Securities Act, or an exemption  therefrom,  and the Purchaser fully understands and agrees that he must bear the economic risk of his purchase  because,  among other reasons,  the
Shares have not been registered under the Securities Act or under the securities laws of any  state  and,  therefore,  cannot be  resold,  pledged,  assigned  or otherwise  disposed  of  unless  they  are  subsequently  registered  under  the
Securities  Act and under the  applicable  securities  laws of such  states,  or
unless  exemptions  from  such  registration   requirements  are  available.  In
particular,  the Purchaser is aware that the Shares are "restricted securities,"
as such term is defined in Rule 144 promulgated  under the Securities Act ("Rule
144"),  and  they  may  not be  sold  pursuant  to Rule  144  unless  all of the conditions of Rule 144 are met.

                  3.6 LEGEND.  The Purchaser  understands and acknowledges  that any stock  certificate  that may represent any of the Shares shall bear a legend substantially  as follows until (i) such  securities  shall have been registered under the Securities Act and effectively  been disposed of in accordance with an effective registration  statement thereunder;  or (ii) in the opinion of counsel for the Company  such  securities  may be sold  without  registration  under the
Securities Act as well as any applicable "Blue Sky" or state securities laws:

            "THE  SECURITIES   EVIDENCED  BY  THIS  CERTIFICATE  HAVE  NOT  BEEN
            REGISTERED  PURSUANT TO THE  SECURITIES ACT OF 1933, AS AMENDED (THE
            "ACT"),  OR ANY STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE
            SOLD,  TRANSFERRED  OR  OTHERWISE  DISPOSED  OF UNLESS  THE SAME ARE
            REGISTERED  AND  QUALIFIED  IN  ACCORDANCE  WITH  THE  ACT  AND  ANY
            APPLICABLE  STATE  SECURITIES  LAWS,  OR IN THE  OPINION  OF COUNSEL
            REASONABLY   SATISFACTORY  TO  THE  COMPANY  SUCH  REGISTRATION  AND
            QUALIFICATION ARE NOT REQUIRED."

                  3.7  SOPHISTICATED  PARTY.  Purchaser  (i) is a  sophisticated purchaser  with  respect  to the  purchase  of the  Shares,  (ii)  has  adequate information  concerning  the business and financial  condition of the Company to make an informed  decision  regarding the purchase of the Shares,  and (iii) has independently and without reliance upon Seller, and based on such information as
Purchaser  has deemed  appropriate,  made its own analysis and decision to enter into this agreement and buy the Shares.  The Purchaser is capable of bearing the economic risks  associated with the purchase of the Shares and the Purchaser has been provided access to such information and documents  regarding the Company as are  necessary in order to make a fully  informed  decision on whether or not to purchase the Shares.

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 21 of 25 Pages
----------------------                                    ----------------------

            4. GENERAL PROVISIONS.

                  4.1  ENTIRE  AGREEMENT.  This  Agreement  shall  represent the entire  understanding  among the  parties  hereto  pertaining  to the Shares and supersedes any previous agreement, whether written or oral.

                  4.2  ACKNOWLEDGMENTS  BY  SELLER.  Seller and  Purchaser  each acknowledge  that the  Company's  Common  Stock is listed on the Pink Sheets and that the Purchase  Price of the Shares may bear no relation to the future market value  or  book  value  of  the  Common  Stock.  Seller  and  Purchaser  further acknowledge  that they have reviewed the Company's Form 10-K for the fiscal year ended  October 31, 2006,  its Forms 10-Q for the quarter  ended January 31, 2007 and April 30, 2007 and the  Company's  quarterly  results for the quarter  ended
July 31, 2007 and that they have adequate information  concerning the Shares and the business and financial condition of the Company.

                  4.3  WAIVER.  Any  failure by the Seller or the  Purchaser  to enforce any rights hereunder shall not be deemed a waiver of such rights.

                  4.4  GOVERNING LAW. This  Agreement  shall be governed by, and construed in accordance  with,  the laws of the State of New York without giving effect to conflict of laws principles.

                  4.5  BINDING  EFFECT;  ASSIGNMENT.   This  Agreement  and  the
various rights and obligations  arising  hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their respective successors and assigns.

                  4.6  EXPENSES.  All costs and expenses  incurred in connection with this Agreement and the  transactions  contemplated  hereby shall be paid by the party incurring such costs and expenses.

                  4.7  HEADINGS.  The  headings  or captions  contained  in this
Agreement  are for  reference  purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  4.8  COUNTERPARTS.  This  Agreement  may be executed in two or more counterparts,  each of which shall be deemed an original,  but all of which taken together shall constitute one and the same instrument.

                           [SIGNATURE PAGE TO FOLLOW]

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 22 of 25 Pages
----------------------                                    ----------------------

            IN WITNESS  WHEREOF,  the parties  have caused this  Agreement to be executed as of the day and year first above written.

                                   PURCHASER:

                                   STEEL PARTNERS II, L.P.

                                   By:   STEEL PARTNERS, L.L.C.
                                         its General Partner

                                   By:   /s/ Warren Lichtenstein
                                         ---------------------------------------
                                   Name:  Warren Lichtenstein
                                   Title: Managing Member

                                   SELLER:

                                   /s/ Howard Fuguet
                                   ---------------------------------------------
                                   Howard Fuguet

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 23 of 25 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. Execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. Do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. Take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------
By:   Steel Partners, L.L.C.             Warren G. Lichtenstein
      General Partner                    Managing Member

By:   /s/ Warren G. Lichtenstein    /s/ Warren G. Lichtenstein
      ----------------------------  --------------------------------------
      Warren G. Lichtenstein        Warren G. Lichtenstein
      Managing Member

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 24 of 25 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. Execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. Do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. Take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------
By:   Steel Partners, L.L.C.             Warren G. Lichtenstein
      General Partner                    Managing Member

By:   /s/ Warren G. Lichtenstein    /s/ Warren G. Lichtenstein
      ----------------------------  --------------------------------------
      Warren G. Lichtenstein        Warren G. Lichtenstein
      Managing Member

----------------------                                    ----------------------
CUSIP No. 055961304                   13D                    Page 25 of 25 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. Execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. Do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. Take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------
By:   Steel Partners, L.L.C.             Warren G. Lichtenstein
      General Partner                    Managing Member

By:   /s/ Warren G. Lichtenstein    /s/ Warren G. Lichtenstein
      ----------------------------  --------------------------------------
      Warren G. Lichtenstein        Warren G. Lichtenstein
      Managing Member